Quartz Mountain Resources Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SIX MONTHS ENDED JANUARY 31, 2014

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

1.1	Date	3

1.2	Overview	3

1.3	Selected Annual Information	12

1.4	Summary of Quarterly Results	12

1.5	Results of Operations and Financial Condition	13

1.6	Liquidity	15

1.7	Capital Resources	17

1.8	Off-Balance Sheet Arrangements	17

1.9	Transactions with Related Parties	17

1.10	Fourth Quarter	18

1.11	Proposed Transactions	18

1.12	Critical Accounting Estimates	18

1.13	Changes in Accounting Policies including Initial Adoption	18

1.14	Financial Instruments and Other Instruments	18

1.15	Other MD&A Requirements	18

1.16	Risk Factors	20

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the six months ended January 31, 2014, as publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian dollars unless stated otherwise.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated financial statements, are presented in accordance with IFRS. All comparative information provided is in accordance with IFRS.

For the purposes of the discussion below, date references refer to calendar year and not the Company's fiscal reporting period.

This MD&A is prepared as of March 14, 2014.

Cautionary Note to Investors Concerning Forward-looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition or litigation, changes in laws and government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company reviews its forward looking statements on an on-going basis and updates this information when circumstances require it.

1.2        OVERVIEW

The information comprised in this MD&A relates to Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

Quartz Mountain is an exploration and development company focused on acquiring and advancing promising mineral prospects in British Columbia ("BC").

The Company’s recent activities have been focused on the Galaxie copper-gold project (the "Galaxie Project") in northwestern BC and the ZNT silver-zinc project in central BC. Quartz Mountain carried out work at Galaxie and ZNT in 2012 and additional exploration of the properties was done in 2013 through a joint venture with Amarc Resources Ltd. (“Amarc”).

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Geologically, the Galaxie Project is situated in the Stikine Terrane, a region in northwestern BC that hosts a number of important copper and gold deposits. There is potential for the discovery of bulk tonnage copper-gold and/or molybdenum and vein-type precious and base metal deposits in the project-area. Historical exploration identified several copper occurrences, including the Gnat porphyry copper deposit. Ground surveys were undertaken by Quartz Mountain in 2012 in the vicinity of the Gnat deposit and several other prospects across the property better define the targets in these areas.

Amarc earned an initial 40% ownership interest in the Galaxie and ZNT Projects by funding a drilling program at the Gnat porphyry copper deposit at Galaxie. Results from the program, carried out in late 2012, confirmed the presence of mineralization at depth in the deposit, returning intervals of 55.7 metres grading 0.44% copper and 91.0 metres grading 0.37% copper in the two holes drilled.

In June 2013, Quartz Mountain and Amarc entered into an amendment agreement through which Amarc had an option to earn a 60% interest in the ZNT and Galaxie properties.

The ZNT Project was staked by Quartz Mountain in 2012, and surface exploration work that year identified a high potential silver-zinc target. Amarc earned a 60% interest in ZNT by carrying out exploration in 2013, including a 600-metre, 2-hole drill program, which did not encounter economic mineralization. No further work is planned at ZNT.

At Galaxie in 2013, Amarc conducted ground exploration at some of the target-areas identified by Quartz Mountain. A series of alkali intrusions which are known to be the principal hosts in the Stikine-Iskut porphyry belt for porphyry copper-gold deposits were observed during the 2013 program around the Hu target. Although Amarc plans no further work, the potential at Hu and a number of other remaining target-areas identified during Quartz Mountain’s 2012 program, warrant further exploration.

Market conditions, which have made financing for exploration projects difficult over the past two years, have prevailed so far in 2104. In 2014, the Company will continue to seek partners to joint venture or farm out its exploration projects.

1.2.1    Agreements

Galaxie Project

Sale Agreement with Finsbury Exploration Ltd.

In August 2012, Quartz Mountain completed the acquisition of a 100% interest in the Galaxie Project from Finsbury Exploration Ltd. ("Finsbury") through a sale agreement (the "Sale Agreement") dated July 27, 2012. The Galaxie Project area acquired from Finsbury included an area of 1,488 square kilometres, comprised of three mineral claims totalling 1,294.3 hectares (the "Gnat Pass Property") and the surrounding mineral claims staked by Finsbury to that time.

Pursuant to the terms of the Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and also assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the "Bearclaw Agreement") between Finsbury and Bearclaw Capital Corp. ("Bearclaw") relating to the Gnat Pass Property. Quartz Mountain also assumed the rights and obligations under an NSR Royalty Agreement which requires the payment to Bearclaw of a 1% NSR royalty on the Gnat Pass Property up to a maximum of $7,500,000.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement assumed by Quartz Mountain consisted of:

1.           a payment, on or before August 20, 2012, to Bearclaw of $50,000 in cash (paid);

2.           the issuance, on or before August 20, 2012, to Bearclaw of a convertible debenture (the “Debenture”) in the amount of $650,000 at a rate of 8% per annum and with a maturity date of January 31, 2014 (issued; however, the maturity date was later amended – see below); and

3.           the issuance, following the closing date of the transactions contemplated in the Sale Agreement, to Bearclaw of 1,000,000 shares in the capital of Quartz Mountain (issued).

Agreement with Amarc Resources Ltd.

Quartz Mountain and Amarc entered into a Letter Agreement dated November 1, 2012, pursuant to which Amarc earned an initial 40% ownership interest in the Galaxie and ZNT Projects (the "Projects"), by making a cash payment of $1,000,000 to Quartz Mountain (completed) and funding $1,000,000 in exploration expenditures to be incurred by Quartz Mountain relating to the Galaxie Project on or before December 31, 2012 (completed).

Quartz Mountain also granted to Amarc an option to acquire an additional 10% (for a total of 50%) ownership interest in the Projects, in consideration for Amarc funding an additional $1,000,000 in exploration expenditures in relation to the Projects, on or before September 30, 2013. On June 26, 2013, the Company entered into an amendment agreement (the "Amendment") whereby, among other things, the Galaxie ZNT Project was divided into two separate joint ventures, named the "Galaxie Joint Venture" and the "ZNT Joint Venture". Each joint venture will continue to be governed by the terms of the previously executed agreement. Under the Amendment, Amarc had an option to increase its interest in each of the ZNT Joint Venture and Galaxie Joint Venture from its current 40% interest to a 60% ownership interest by funding exploration expenditures of $210,000 and $235,000, respectively. Amarc was appointed manager of both joint ventures.

In October 2013, Amarc completed the expenditures necessary to earn a 60% interest in the ZNT Joint Venture. Amarc chose to remain at a 40% interest in the Galaxie Joint Venture. In October 2013, Amarc returned operatorship of both the Galaxie Joint Venture and the ZNT Joint Venture to Quartz Mountain.

Quartz Mountain has transferred to the Galaxie Joint Venture its obligation under the Debenture security issued to a former owner of the Gnat Pass Property. The Gnat Pass Property is subject to a 1% net smelter returns royalty, capped at aggregate payments of $7.5 million, retained by an arm's length party.

In July 2013, Quartz Mountain and the holder of the Debenture entered into an agreement to amend the Debenture, whereby the Galaxie Joint Venture made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000. The interest rate was increased to 10% per annum, and the maturity date was extended to October 31, 2014.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.2.2 Technical Programs

Galaxie Project

The following disclosure on the Galaxie Project has been summarized from a technical report (the “2013 technical report”) entitled “Technical Report on the Galaxie Project, Liard Mining Division, British Columbia” effective date April 30, 2013 by B.K. (Barney) Bowen, PEng, and updated based on information on the 2013 programs from Company files.

The Galaxie Project is located on Highway 37, approximately 24 kilometres south of Dease Lake, BC. The Project-area currently consists of 306 mineral claims covering an area of approximately 1,165 square kilometres.

Paved Highway 37 passes through the center of the Galaxie Project and provides year-round direct access to the adjacent project-area, including the Gnat Pass Property. Other parts of the Galaxie Project can be accessed by helicopter.

The operating season for surface exploration is from early June through to early October. Because of its close proximity to Highway 37, diamond drilling activities at the Gnat deposit, within the Gnat Pass Property, can be carried out throughout the year.

Dease Lake (population of about 600) offers an array of services, including motel accommodations, food, fuel, a variety of small equipment operators, post office, health clinic and government services. Mining and exploration make up the most substantial industry. Regional Power manages the off-grid Dease Lake Generating Station, located about 30 km west of Dease Lake. The facility supplies the entire energy load for the community of Dease Lake. A new 287-kilovolt transmission line, extending 344 kilometres from the existing Skeena substation south of Terrace to a new substation near Bob Quinn Lake, about 180 kilometres by road south of Dease Lake, is currently being constructed. It will supply the new mine development under construction at Imperial Metals Corporation’s Red Chris Project by way of a spur line at Bob Quinn Lake.

Geology and Mineralization

The Galaxie Project is underlain mainly by volcanic, intrusive and lesser sedimentary rocks of the Middle Triassic to Lower Jurassic Stikine Terrane which, elsewhere in northern British Columbia is known to host the large Red-Chris, Schaft Creek, Galore and KSM and Snowfield porphyry deposits. Upper Triassic Stuhini Group volcanic rocks and a quartz feldspar porphyry dike complex host the Gnat copper deposit. The Gnat deposit is located near to the northern contact of the Late Triassic to Middle Jurassic, multiphase Hotailuh Batholith-Three Sisters Pluton intrusive complex, which occupies most of the remainder of the Galaxie project-area and hosts a number of base and/or precious metals prospects and showings.

History

The first record of exploration in the Gnat Pass Property area was in 1960 when prospecting work by Cassiar Asbestos Corporation discovered copper mineralization in the vicinity of Lower Gnat Lake. Since that time, at least nine companies have explored the property completing geological mapping, rock, soil and stream sediment geochemical sampling, magnetic and induced polarization (“IP”) geophysical surveys and diamond drilling during the periods of 1960-1971, 1990-1996 and in 2005. Most of the historical work focused on the Gnat deposit, and occurrences in the vicinity.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

During the period 1965-69, previous operators completed 18,390 metres of diamond drilling in 110 holes in this area. Most of this historical drilling was carried out in the Gnat deposit over an area measuring about 600 metres by 600 metres, down to a maximum depth of about 300 metres below surface.

A historical estimate of "indicated reserves" of about 30 million tonnes grading 0.389% Cu for the Gnat Deposit was reported by Lytton Minerals Ltd, in 19721. The estimate uses categories that are not recognized by 43-101 Standards of Disclosure for Mineral Projects. The qualified person for the 2013 technical report has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve. Quartz Mountain is not treating the historical estimate as current.

Past work on other mineral occurrences on the Galaxie Project area includes:

•           At Hu, during the period 1969 to 2007, several mining companies carried out: silt, soil and rock geochemical sampling; geological mapping; Induced Polarization (IP) and ground magnetic surveys; and 22 bulldozer trenches.

•           At Disco, Stikine Moly and Stikine, during the period 1970-79, two companies carried out: silt, soil and rock geochemical sampling; geological mapping; IP, ground magnetic and VLF surveys; and limited hand trenching and test-pitting.

•           At Nup, during the period 1970 to 2008, six mining companies and one individual carried out: silt, soil and rock geochemical sampling; geological mapping; IP and ground magnetic surveys; and limited hand trenching and test-pitting. Three diamond drilling programs (14 holes) tested porphyry molybdenum+/-copper showings and soil geochemical anomalies.

•           At Pat, during the period 1971-76, two companies carried out: grid soil surveys; IP and ground magnetic surveys; and a refraction seismic survey.

In September 2011, Finsbury completed a first-pass reconnaissance prospecting and geochemical silt, soil and rock sampling program within a number of target areas in the Galaxie Claims area. Much of the work was outside of known areas of mineralization, but some work did overlap with known mineral occurrences, including some of those listed above. A total of 486 silt, 912 soil and 35 rock grab samples were collected.

Work in 2012-2013

In 2012, Quartz Mountain completed extensive exploration work on seven IP/soil grids and two other target areas at the Galaxie Project(see below), collecting 182 silt, 6,155 soil and 498 rock samples and completing 308.5 line-km of IP surveys . Additionally, two holes were drilled at the Gnat deposit under the earn-in agreement with Amarc.

_____________________________________________
1 As described in a Canadian Venture Exchange report in 1972, based on 83 AQ-size drill holes completed by Lytton and others to that time, and includes 20% dilution by wallrock grading 0.15% Cu. As the QP of the 2013 technical report has no documentation regarding reserve estimation parameters, nor has he sufficient geological and assay data from historical diamond drill holes, he is unable to assess the reliability of the estimate.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

6,480,000 mN
6,470,000 mN
6,460,000 mN
6,450,000 mN
6,440,000 mN
410,000 mE
420,000 mE
430,000 mE
440,000 mE
450,000 mE
460,000 mE
470,000 mE
480,000 mE
Dease Lake
Hu
Pallen North
Pallen South
Gnag
Gnat
Nup
Lode
Dalvenie East
Pat
Hotai
Stikine River Park
0
5
10
kilometres
Hwy 37
HDI QUARTZ MOUNTAIN
GALAXIE PROJECT
2012 Target Areas
NTS: 104J/01, 02, 08
104I/03, 04, 05, 06
Date: April 15, 2013
Scale: 1 : 325,000
UTM NAD83, Zone 9
Paved road
2 lane gravel road
1 lane gravel road
Rough road
Trail
Railway bed
Target Types
Developed Porphyry Copper Prospect
Porphyry Copper or Copper-Gold Target
Porphyry Molybdenum or Copper-Molybdenum Target
Skarn Copper-Silver +/- Gold Target
Vein/Shear Copper-Gold-Silver or Copper Target
2012 Target Area
Galaxie Project Claim Outline
N

Gnat Deposit

In 2012, Quartz Mountain relogged historical drill holes and carried out geological mapping in the Gnat deposit-area. The Company also completed two deep diamond drill holes totaling 1,164 metres in the Gnat deposit to test for continuation of copper mineralization beneath the historical reserve estimate. Hole GT12001 intersected two intervals of significant copper mineralization, including 56 metres grading 0.44% Cu, well below the extent of the historical estimate, demonstrating that porphyry-style copper mineralization in the Gnat deposit extends over a known vertical range of about 500 metres. In their lower portions, both holes encountered a major thrust fault which has structurally superimposed older deposit host rocks over younger, Hazelton Group sedimentary rocks.

Geological mapping in the Gnat deposit area identified porphyry-style hydrothermal alteration characterized by occurrences of k-feldspar veining and flooding, tourmaline in veins or breccia bodies and chalcopyrite mineralization over a west-northwest trending zone measuring about 3.5 kilometres long by 700 metres to 1,000 metres wide. Contained within this large 'hydrothermal footprint' are the Creek Zone and Moss copper prospects, the two main known mineralized zones outside of the Gnat deposit area (see figure below).

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

446,000 mE
448,000 mE
450,000 mE
452,000 mE
454,000 mE
6,460,000 mN
6,458,000 mN
6,456,000 mN
N
Hwy 37
NNW - SSE Soil Survey Line
OPEN
Moss
20234
21218
CA-10
CA-09
CA-08
East Fault
South Fault
Creek Zone
Gnat Copper Deposit
Lower Gnat Lake
6456904 mN
450466 mE
446350 mE
447150 mE
447950 mE
448750 mE
L8200N
L8000N
L7800N
L7600N
L7400N
L7200N
L7000N
L6800N
L6600N
L6400N
L6200N
0
1
2
kilometres
Structure, alteration & mineralization:
Fault
Thrust Fault
Approximate limit of porphyry-style hydrothermal alteration characterized by k-feldspar alteration, tourmaline veins/ breccias and/or chalcopyrite mineralization
Cu prospect
Geochemistry:
Cu-in-soil:
Outline of ≥ 100ppm Cu
Cu-in-rock (ppm):
10,000 to 21,218
1,000 to 10,000
500 to 1,000
100 to 500
0 to 100
Total Field Magnetics (Geoscience BC 2011 Survey):
Colour-coded total field magnetics (mauve = higher values; blue = lower values)
IP Chargeability:
Outline of ≥ 12 mV/V chargeability anomaly (chargeability anomalies labeled CA-08 to 10)
L6800N
IP survey line
HDI QUARTZ MOUNTAIN
GALAXIE PROJECT
Gnat-Gnag Grid Compilation Map
BCGS: 104I/021, 022
NTS: 104I/04, 05
Date: April 15, 2013
Scale: 1 : 40,000
UTM NAD83, Zone 9

There is considerable room to explore for new zones of copper mineralization at moderate to greater depths in portions of the Gnat deposit, in the Creek Zone and Moss prospect areas, and elsewhere along the 3.5 kilometre-long zone of porphyry-style hydrothermal alteration. Mineralization may include porphyry-type deposits or more constrained, but possibly higher grade, mineralized breccia bodies.

Other Targets

As part of its earn-in obligations under the amended joint venture agreement on Galaxie, in 2013 Amarc completed programs at some of the targets identified by Quartz Mountain in 2012. These include Hu, Hotai and Silver Lode. The 2013 programs included geological mapping, 10 line kilometres of IP ground geophysical surveying and collection of 96 rock and 246 soil geochemical samples. Although Amarc did not identify any immediate drill targets, a series of alkali intrusions which are known to be the principal hosts in the Stikine-Iskut porphyry belt for porphyry copper-gold deposits were observed around the Hu target. The intrusions at Hu and the other remaining target-areas identified in the 2013 technical report warrant further exploration. The latter include the Pallen North and Dalvenie East targets, which are briefly described below:

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Pallen North

The geological, geochemical and geophysical signature in the grid area is suggestive of the presence of a calc-alkalic copper-molybdenum mineralized center haloed by vein-style polymetallic mineralization or the contact setting of the Pallen Creek Pluton intruding Stuhini Group country rocks. The presence of strongly anomalous copper-in-rock values associated with k-feldspar altered diorite and monzonite in the northern part of the target area is encouraging and may be indicative of additional porphyry-type potential.

Dalvenie East

Preliminary prospecting of two gossans in the target-area was successful in locating encouraging copper mineralization in chalcopyrite +/- bornite veins up to 10 cm wide, hosted in chlorite-altered diorite to monzodiorite wall rocks. Narrow k-feldspar alteration envelopes surrounding the veins also contain chalcopyrite and bornite. Magnetic signatures at Dalvenie East suggest that regional-scale faults, or subsidiary faults related to them, could control vein-type or fault-controlled copper-gold mineralization similar to that seen at the nearby Dalvenie prospect.

ZNT Project

The ZNT property is located in central British Columbia, some 15 kilometres southeast of the town of Smithers, BC. The current property-area is 21 claims covering an area of approximately 102 square kilometres.

The property was staked by Quartz Mountain in 2012 on the basis of significant zinc and gold values in regional till samples, as well as copper and silver mineral occurrences as reported by Geoscience BC and the provincial government surveys, respectively. Surveys by Quartz Mountain in 2012 identified a silver-zinc soil anomaly, in part, coincident with an extensive IP chargeability anomaly.

A pitting and trenching program carried out by Amarc in July 2013 was designed to further refine the target identified by Quartz Mountain’s program. Integration of the data from these surface programs (see Quartz Mountain Q1 MD&A) defined a sizable silver deposit-target hosted by volcanogenic sandstones.

The silver deposit-target was tested by drilling in the fall of 2013. A 600-metre, 2-hole drill program was completed, which indicated a limited extent to the prospective host rock package and did not encounter economic mineralization. No further work is planned.

1.2.4    Other Properties

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Alamos Gold Inc.

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, then to Golden Predator Corporation, and is now named Americas Bullion Royalty Corp (TSX:AMB).

In April 2012, Orsa Ventures Corp. (“Orsa”) (TSX-V: ORN) exercised its option to acquire all of Seabridge's remaining undivided 50% beneficial joint venture interest in the Angel's Camp property. In March 2013, Orsa announced it had entered into an agreement with Americas Bullion Royalty Corp. to acquire, over a number of years, the 50% of Angel’s Camp that it did not own. Additionally, in March 2013 Orsa announced that it had received regulatory approval for, and fulfilled closing requirements for the joint venture purchase agreement with Americas Bullion Royalty Corp. to acquire their 50% joint venture interest in the Angel's Camp Property.

In September 2013, Alamos Gold Inc. reported the completion of the acquisition of all of the issued and outstanding common shares of Orsa Ventures Corp.

1.2.5    Market Trends

The discussion in this section references calendar years and dollar amounts are stated in United States dollars.

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, steadily increased until late 2011. The price of copper was variable in 2012 and 2013, but averaged lower each year. Prices have been on a downtrend in early 2014.

The gold price was on an uptrend for over the five years to 2012. Prices were on a general downtrend in 2013, but have shown some improvement since mid-January 2014.

Silver prices were impacted by economic volatility in 2008-2009. An upward price trend began in 2010, and continued to late September 2011, with prices reaching as high as $43/oz, and resulting in the average price in 2011 being the highest since 2008. Prices ranged between $26/oz and $35/oz between October 2011 and the end of 2012. Prices were on an overall downward from February to the end of 2013, but have shown some improvement in early 2014.

Average annual prices through 2013 as well as the average prices so far in 2014 for copper (Cu), gold (Au) and silver (Ag) are shown in the table below:

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Calendar Year	Metal Prices
	Cu	Au	Ag
2008	$3.16/lb	$871/oz	$14.95/oz
2009	$2.34/lb	$974/oz	$14.70/oz
2010	$3.42/lb	$1,228/oz	$20.24/oz
2011	$4.00/lb	$1,572/oz	$35.25/oz
2012	$3.61/lb	$1,669/oz	$31.16/oz
2013	$3.32/lb	$1,410/oz	$23.80/oz
2014 to the date of this MD&A	$3.24/lb	$1,287/lb	$20.51/lb

1.3           SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

1.4           SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

	Jan-31	Oct-31	Jul-31	Apr-30	Jan-31	Oct-31	Jul-31	Apr-30
	2014	2013	2013	2013	2013	2012	2012	2012
Expenses:
Exploration and evaluation	$25	$236	$(20)	$160	$1,202	$2,538	$1,206	$238
General and administration	187	165	242	326	436	355	417	355
Share-based payments	–	–	23	28	76	85	171	183
Loss from operations	(212)	(401)	(245)	(514)	(1,714)	(2,978)	(1,794)	(776)
Gain (i)	–	–	–	–	1,579	–	–	–
Other items (ii)	(8)	27	23	4	5	380	172	32
Loss for the quarter	$(220)	$(374)	$(222)	$(510)	$(130)	$(2,598)	$(1,622)	$(744)
Loss per share (iii)	$0.01	$0.01	$0.01	$0.02	$0.01	$0.11	$0.08	$0.03

(i)	Relates to gain on disposition of a mineral property interest
(ii)	"Other items" includes flow through share premium, interest income, interest expense, foreign exchange and tax related to flow-through financing.
(iii)	Basic and diluted loss per common share are the same amount in each period presented.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration and evaluation (“E&E”) expenditures increased in the first half of fiscal 2013 due to the acquisition of the Galaxie Project, and ZNT project.

E&E costs have been decreasing since January 2013 as the Company has been mainly focused on activities of a property evaluation nature. Administrative costs have tended to follow the trend in the exploration programs and the business development activities of the Company.

In the quarter ended July 31, 2013, the Company recorded $200,000 within exploration and evaluation expenses as cost recoveries pertaining to the Mineral Exploration Tax Credit from the provincial government of British Columbia.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. The share-based payments expense recognized during the January 2012 quarter relates to share purchase options issued mainly to employees and directors of the Company during that quarter. In subsequent quarters, the trend in share-based payments represents amortization of the fair value of these share purchase options.

1.5           RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following financial data has been prepared in accordance with IFRS and is expressed in Canadian dollars unless otherwise stated.

1.5.1    Comprehensive loss for the period ended January 31, 2014 vs. 2013

The Company recorded a loss from operations of $594,000 in the current period compared to a loss from operations of $2,728,000 in the prior fiscal year, primarily due to a decrease in E&E activities during the current period.

Total E&E costs during six months ended January 31, 2014 reduced to $261,000, compared to $3,740,000 in E&E costs during six months ended January 31, 2013. The following tables provide a breakdown of exploration costs incurred during the six month period ended January 31, 2014 and 2013:

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Six months ended January 31, 2014
E&E costs	Galaxie	Hotai	ZNT	Other	Total
Assaying	$7,274	$1,053	$12,104	$–	$20,431
Drilling	–	–	90,773	–	90,773
Geological	30,570	3,200	45,615	2,397	81,782
Graphics	204	–	153	1,615	1,972
Property fees	208	–	–	–	208
Site activities	8,530	676	19,136	–	28,342
Sustainability	–	34	17,148	–	17,182
Transportation	4,770	–	–	–	4,770
Travel	4,673	5,530	5,337	–	15,540
Total	$44,069	$10,289	$178,357	$3,522	$261,000

Six months ended January 31, 2013
E&E costs	Galaxie	Hotai	ZNT	Other	Total
Assaying	$231,562	$5,343	$51,296	$46,876	$335,077
Drilling	265,336	–	–	–	265,336
Geological	1,279,739	100,052	139,190	51,271	1,570,252
Graphics	14,336	255	8,236	3,671	26,498
Property fees	15,288	14,555	53,692	125	83,660
Site activities	626,769	–	32,439	3,471	662,679
Sustainability	9,779	293	30,038	10,695	50,805
Transportation	620,716	40,220	–	–	660,936
Travel	74,739	–	8,193	1,696	84,728
Total	$3,138,364	$160,718	$323,084	$117,805	$3,739,971

The following table provides a breakdown of the administration costs incurred:

Administration costs	Six months ended	Six months ended
	January 31, 2014	January 31, 2013
Legal, accounting and audit	$38,174	$45,347
Office and administration	291,880	676,526
Shareholder communication	6,241	26,132
Travel	6,853	19,662
Trust and filing	9,651	23,870
Total	$352,799	$791,537

Administration expenses tend to follow the trend in E&E expenses. In the current period, there was no share-based payment expense as all outstanding share purchase options had fully vested before the beginning of the current period. The Company recorded share-based payment expense of $161,000 in the same period of the comparative fiscal year.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.5.2    Comprehensive loss for the three months ended January 31, 2014 vs. 2013

The Company recorded a loss from operations of $220,000 in the current period compared to a loss from operations of $130,000 in the prior fiscal year, primarily due to a decrease in E&E activities during the current period.

Total E&E costs during three months ended January 31, 2014 reduced to $25,000, compared to $1,202,000 in E&E costs during three months ended January 31, 2013. The following tables provide a breakdown of exploration costs incurred during the three month period ended January 31, 2014 and 2013:

Three months ended January 31, 2014
E&E costs	Galaxie	Hotai	ZNT	Other	Total
Assaying	$–	$–	$–	$–	$–
Drilling	–	–	–	–	–
Geological	12,160	204	8,586	490	21,440
Graphics	–	–	–	–	–
Property fees	–	–	–	–	–
Site activities	–	–	3,323	–	3,323
Sustainability	–	–	–	–	–
Helicopter support	–	–	–	–	–
Travel	–	–	–	–	–
Total	$12,160	$204	$11,909	$490	$24,763

Three months ended January 31, 2013
E&E costs	Galaxie	Hotai	ZNT	Other	Total
Assaying	$52,595	$501	$35,961	$2,816	$91,873
Drilling	265,236	–	–	–	265,236
Geological	258,756	25,990	32,038	17,189	333,973
Graphics	8,343	–	3,742	772	12,857
Property fees	60	–	50,240	–	50,300
Site activities	258,820	–	3,484	26	256,330
Sustainability	7,651	98	28,705	2,616	39,070
Helicopter support	122,003	12,831	–	–	134,834
Travel	14,275	–	2,587	861	17,723
Total	$981,739	$39,420	$156,757	$24,280	$1,202,196

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table provides a breakdown of the administration costs incurred:

Administration costs	Three months ended	Three months ended
	January 31, 2014	January 31, 2013
Legal, accounting and audit	$36,898	$22,839
Office and administration	27,992	31,536
Salaries and benefits	113,576	342,548
Shareholder communication	3,420	13,621
Travel	2,299	10,551
Trust and filing	2,885	14,931
Total	$187,070	$436,026

Administration expenses tend to follow the trend in E&E expenses. In the current period, there was no share-based payment expense as all outstanding share purchase options had fully vested before the beginning of the current period. The Company recorded share-based payment expense of $76,000 in the same period of the comparative fiscal year.

1.6           LIQUIDITY

Historically, the Company's primary source of funding has been the issuance of equity securities for cash through private placements to sophisticated investors and institutions. The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of its projects, the existence of economically recoverable mineral reserves at its projects, the ability of the Company to obtain the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of its mineral property interests.

At January 31, 2014, the Company had cash and cash equivalents of $0.8 million and a working capital deficit of $2.2 million. Of the total short-term liabilities of $3.3 million at January 31, 2014, $2.7 million was payable to Hunter Dickinson Services Inc. ("HDSI"), a related party.

To address its working capital deficit at January 31, 2014, the Company has obtained a confirmation from HDSI that HDSI will continue to provide services to the Company and will not demand repayment of amounts outstanding, prior to April 30, 2015.

Management believes that its liquid assets at January 31, 2014 are sufficient to meet its known obligations it expects to pay over the next 12 months and to maintain its mineral rights in good standing for this next 12 month period. The Company is actively managing its cash reserves, and curtailing activities as necessary in order to ensure its ability to meet payments as they come due.

Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources or that it will be able to achieve positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to reevaluate its planned expenditures and will rely on short term borrowings to finance its minimum expenditure requirement until additional funds can be raised through financing activities.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Recently, general market conditions for junior resource companies have deteriorated and have resulted in depressed equity prices for resource companies, despite higher commodity prices. Although the Company was able to successfully complete private placements in each of the 2012 and 2013 fiscal years, a further and continued deterioration in market conditions will increase the cost of obtaining capital and limit the availability of funds in the future. Accordingly, management is actively monitoring the effects of the current economic and financing conditions on our business and reviewing our discretionary spending, capital projects and operating expenditures, and implementing appropriate cash and cash management strategies.

Debenture

In August 2012, pursuant to the Sale Agreement relating to the Galaxie Project, the Company issued a convertible debenture (the "Debenture") in the amount of $650,000 maturing on October 31, 2013, and bearing interest at a rate of 8% per annum (payable quarterly in arrears) to Bearclaw. The Debenture was convertible into the Company's common shares at a conversion price of $0.40 per share at any time before its expiry.

As part of the Galaxie and ZNT Letter Agreement (Section 1.2.1), the Company transferred into the joint arrangement, among other items, its obligations under the $650,000 convertible debenture.

In July 2013, Quartz Mountain and the Debenture holder entered into an agreement to amend the Debenture, whereby among other things, the joint arrangement made a $50,000 payment toward the Debenture reducing the outstanding balance to $600,000, the interest rate was increased to 10% per annum from 8% per annum, and the maturity date was extended to October 31, 2014 from October 31, 2013.

Interest payments for the Debenture are payable quarterly in arrears and the Debenture is convertible into the Company's common shares at an exercise price of $0.15 per share (previously $0.40 per share) on or before maturity of the Debenture on October 31, 2014. Any interest accrued, but unpaid, shall also be converted at an exercise price of the higher of $0.15 per share (previously $0.40 per share) and the market price at the time of conversion.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Obligations and Commitments

The following obligations existed at January 31, 2014:

	Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities	$20,525	$20,525	$–	$–
Convertible debentures	600,000	600,000	–	–
Due to related parties	2,688,914	–	2,688,914	–
Total	$3,309,439	$620,525	$2,688,914	$–

The Company has no material capital lease or operating lease obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           CAPITAL RESOURCES

In December 2012, the Company completed a non-brokered private placement of 2,214,323 common shares, of which 1,752,409 were flow-through common shares issued at a price of $0.30 per share and 461,914 were non-flow-through common shares issued at a price of $0.25 per share, for aggregate gross cash proceeds of $641,202. The Company incurred issuance costs of approximately $25,422, for net cash proceeds of $615,780. At January 31, 2014, the Company’s obligation to incur on eligible Canadian Exploration Expenses (“CEE”) prior to December 31, 2013 was $nil.

The Company had no material commitments for capital expenditures as at January 31, 2014.

The Company has no lines of credit or other sources of financing which have been arranged but are as of yet, unused.

At January 31, 2014, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

As the Company continues to incur losses in support of the advancement of exploration activities on its projects, shareholders’ equity is in a deficit position.

1.8           OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9           TRANSACTIONS WITH RELATED PARTIES

The required disclosure is provided in note 9 of the accompanying financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.10           FOURTH QUARTER

Not applicable.

1.11           PROPOSED TRANSACTIONS

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12           CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a Venture Issuer.

1.13           CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in notes 2 of the accompanying financial statements.

1.14           FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and balances due to related parties, approximate their fair values due to their short-term nature.

1.15           OTHER MD&A REQUIREMENTS

1.15.1    Additional Disclosure for Venture Issuers Without Significant Revenue

(a) exploration and evaluation assets or expenditures:

The required disclosure is presented in the unaudited condensed interim consolidated statements of comprehensive loss and Section 1.5 of this MD&A.

(b) expensed research and development costs:

Not applicable

(c) intangible assets arising from development:

Not applicable

(d) general and administration expenses:

The required disclosure is presented in the unaudited condensed interim consolidated statements of comprehensive loss and Section 1.5 of this MD&A.

(e) any material costs, whether expensed or recognized as assets, not referred to in paragraphs (a) through (d):

None

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at the date of this MD&A:

Number
Common shares	27,299,513
Share options	1,632,300
Convertible debenture	4,000,000

1.15.3    Internal Controls over Financial Reporting Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•      pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•      provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•      provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

1.15.5    Limitations of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.16           RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Due to the nature of the Company's business and the present stage of exploration and development of its projects in British Columbia, an investment in the securities of Quartz Mountain is highly speculative and subject to a number of risks. Briefly, these include the highly speculative nature of the resources industry characterized by the requirement for large capital investments from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks, including currency, political, social, permitting and legal risk. An investor should carefully consider the risks described below and the other information that Quartz Mountain furnishes to, or files with, the Securities and Exchange Commission and with Canadian securities regulators before investing in Quartz Mountain's common shares, and should not consider an investment in Quartz Mountain unless the investor is capable of sustaining an economic loss of the entire investment. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Going Concern Assumption

The Company's condensed interim consolidated financial statements have been prepared assuming the Company will continue on a going concern basis. However, unless additional funding is obtained, this assumption will have to change. The Company has a negative working capital position, and has incurred losses since inception. Failure to continue as a going concern would require that Quartz Mountain's assets and liabilities be restated on a liquidation basis, which could differ significantly from the going concern basis.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Funding Requirements

Further development of the Company's properties and continued operations will require additional capital. The Company currently does not have sufficient funds to fully develop the properties it holds. It is possible that the financing required by the Company will not be available, or, if available, will not be available on acceptable terms. If the Company issues treasury shares to finance its operations or expansion plans, control of the Company may change and shareholders will suffer dilution of their investment. If adequate funds are not available, or are not available on acceptable terms, the Company will not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at any of the Company's current projects or any other development projects acquired in the future will require significant resources/funding for project engineering and construction. Accordingly, the continuing development of the Company's properties depends upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing or disposition of its current projects, or other means. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations or earnings, and expects that its losses and negative cash flow will continue for the foreseeable future. The Company currently has a limited number of mineral properties and there can be no assurance that the Company will, if needed, be able to acquire additional properties of sufficient technical merit to represent a compelling investment opportunity. If the Company is unable to acquire additional properties, its entire prospects will rest solely with its current projects and accordingly, the risk of being unable to identify a mineral deposit will be higher than if the Company had additional properties to explore. There can be no assurance that the Company will ever be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of its current properties and any other properties that the Company may acquire are added. The amounts and timing of expenditures will depend on the progress of on-going exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company's acquisition of additional properties and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, and expects to incur losses unless and until such time as its current properties, or any other properties the Company may acquire, commence commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company's current properties and any other properties the Company may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The Company anticipates that it will retain any cash resources and potential future earnings for the future operation and development of the Company's business. The Company has not paid dividends since incorporation and the Company does not anticipate paying dividends in the foreseeable future. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Development and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not reduce, including among other things, unsuccessful efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits which may be required to carry out exploration and development of the Galaxie and ZNT Projects.

Infrastructure Risk

The operations of the Company are carried out in geographical areas which may lack adequate infrastructure and are subject to various other risk factors. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Local Legislation or Regulation

The Company's mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, protection of endangered and other special status species and other matters. The Company's ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company's activities or those of other mining companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company's operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations or financial condition. The Company may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. The Company could also be held liable for exposure to hazardous substances.

Environmental Matters

All of the Company's operations are and will be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Company may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest, which are unknown to the Company at present and have been caused by previous or existing owners or operators of the Company's projects. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties, or the requirement to remedy environmental pollution, which would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it could be required to suspend operations or undertake interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is also a risk that the environmental laws and regulations may become more onerous, making the Company's operations more expensive. Many of the environmental laws and regulations will require the Company to obtain permits for its activities. The Company will be required to update and review its permits from time to time, and may be subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Groups Opposed to Mining May Interfere with the Company's Efforts to Explore and Develop its Properties

Organizations opposed to mining may be active in the regions in which the Company conducts its exploration activities. Although the Company intends to comply with all environmental laws and maintain good relations with local communities, there is still the possibility that those opposed to mining will attempt to interfere with the development of the Company's properties. Such interference could have an impact on the Company's ability to explore and develop its properties in a manner that is most efficient or appropriate, or at all, and any such impact could have a material adverse effect on the Company's financial condition and the results of its operations.

Market for Securities and Volatility of Share Price

There can be no assurance that active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry or the economy as a whole, may have a significant adverse impact on the market price of the securities of the Company.

The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies, joint venture partners, or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where the directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility during the last few years. Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of the Company's shares.

Reliance on Key Personnel

The Company is dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, train or retain qualified personnel in the future, which would adversely affect its business.

Risks Related to Flow-Through Shares

Financing of the Company may involve the issuance of flow-through common shares under the Income Tax Act (Canada). There is no guarantee that there will not be any differences of opinion between the Canadian federal and British Columbia provincial tax authorities with respect to the tax treatment of flow-through common shares issued under a financing, if any, and the activities contemplated by the Company's exploration and development programs.

If the Company does not expend an amount equal to the gross proceeds from the sale of flow-through common shares so as to incur sufficient qualifying expenditures within the relevant timeframe, subscribers in the flow-through financing may be reassessed. The Company shall be obligated to indemnify any subscribers of flow-through common shares for tax payable pursuant to any such reassessment pursuant to the terms and conditions set out in the subscription agreements that the Company will enter into with each subscriber in a flow-through financing. There can be no assurances that the Company will have sufficient funds to satisfy such obligations.

Competition

The resources industry is highly competitive in all its phases, and the Company will compete with other mining companies, many of which have greater financial, technical and other resources. Competition in the mining industry is primarily for: attractive mineral rich properties capable of being developed and producing economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company's inability to compete with other mining companies for these resources could have a materially adverse effect on the Company's results of operation and its business.

QUARTZ MOUNTAIN RESOURCES LTD.
FOR THE SIX MONTHS ENDED JANUARY 31, 2014
MANAGEMENT’S DISCUSSION AND ANALYSIS

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Land Claims

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title. All of the mineral claims in the Company's projects are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the Company's properties and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or, title, or undefined rights under historic treaties.

Property Title

The acquisition of title to resource properties is a very detailed and time consuming process. Title to, and the area of, resource claims may be disputed. Although the Company believes it has taken reasonable measures to ensure that title to the mineral claims comprising part of its projects are held as described, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Company's projects that, if successful, could impair development or operations or both.

The Mineral Property Underlying the Company's Net Smelter Return Royalty Interest Contains no Known Ore

The Company holds a 1% net smelter return ("NSR") royalty interest on the Quartz Mountain Property (recently renamed "Angel's Camp"), an exploration stage prospect in Oregon. The Company's interest in the property will be limited to any future NSR that would be forthcoming only if or when any mining commences on the property. There is currently no known body of ore on the property. Extensive additional exploration work will be required to ascertain if any mineralization may be economic.